

02045398

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
JUN 28 2002
1086

Form 6-K

# REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JUNE 2002

## FIAT S.p.A.

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

F I A T N E W S

Fiat USA Inc./Corporate Communications Dept./375 Park Avenue, New York, NY 10152-0071/Tel: (212) 207-0947 Fax: (212) 421-5194

## NEWS RELEASE

**For Immediate Release**

Fiat's Board of Directors met today in Mirafiori, Turin, under the chairmanship of Paolo Fresco.

The Board of Directors approved a motion put forth by Chairman Paolo Fresco, who also serves as Chief Executive Officer, to appoint Gabriele Galateri to the posts of Chief Executive Officer and Chief Operating Officer of Fiat S.p.A.

Alessandro Barberis, who was appointed Chief Operating Officer, will assist Gabriele Galateri in managing the Company's manufacturing operations.

**As a result of these appointments, the Fiat Group will have the new organization outlined below.**

The heads of the following Sectors/Companies will report directly to Chief Executive Officer Gabriele Galateri:

- **Fiat Auto**: Giancarlo Boschetti
- **CNH**: Paolo Monferino
- **Iveco**: Michel de Lambert
- **Ferrari**: Luca Cordero di Montezemolo
- **Business Solutions**: Carlo Gatto
- **Toro Assicurazioni**: Francesco Torri
- **Itedi**: Alberto Nicolello
- **I.H.F. International Holding Fiat:** Giulio Merlani

The heads of the following functions of Fiat S.p.A. will also report directly to Gabriele Galateri:

- **Chief Financial Officer:** Damien Clermont
- **Human Resources:** Pierluigi Fattori
- **External Relations and Communications:** Maurizio Beretta
- **Corporate Security:** Augusto Ambroso

Chief Operating Officer Alessandro Barberis will have the following responsibilities:

- He will assist Chief Executive Officer Gabriele Galateri in assessing and defining strategic, manufacturing and product programs for the automotive Sectors;

- He will coordinate the management of the following Sectors/Companies:

  . **Teksid**: Paolo Filomeni

  . **Magneti Marelli**: Domenico Bordone

  . **FiatAvio**: Saverio Strati

  . **Comau**: Piero Maritano

  . **Centro Ricerche Fiat**: Giancarlo Michellone

  . **Elasis**: Domenico Martorana

The Board of Directors also discussed the operational details of Fiat Auto's industrial plan for 2002 to 2005. Recently, the general outline of this plan was presented to the Board of Directors, the financial community, the unions, the international press and the Italian Parliament.

Turin, June 27, 2002

For additional information please contact:
Dante Raspa
Corporate Communications
Fiat U.S.A., Inc.
375 Park Avenue, Suite 2703
New York, NY 10152
Tel. (212) 207.0947
Fax (212) 421.5194
E-mail: draspa@fiatusa.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 27, 2002

FIAT S.p.A.



BY: ______________________
James J. Kennedy
Power of Attorney